EQUITABLE AMERICA

Darin Smith

Vice President and

Associate General Counsel

(319) 573-2676

Darin.Smith@equitable.com

September 20, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Equitable Financial Life Insurance Company of America

Form N-4 Registration Statement

Investment Edge® 21.0 Series ADV

Equitable America Variable Account No. 70A

File Nos. 333-282234 and 811-23609

CIK #0001822818

Commissioners:

Pursuant to Rule 473 of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment is hereby incorporated onto the cover page of the Registration Statement on Form N-4 (File Nos. 333-282234 and 811-23609) filed by Equitable Financial Life Insurance Company of America on September 20, 2024 (Accession No.: 0001193125-24-222538).

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.”

Please feel free to contact me if you have any questions regarding this filing.

Very truly yours,

/s/ Darin Smith
Darin Smith